SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e) of

the Securities Exchange Act of 1934

(Amendment No. 4)

FIRST FARMERS AND MERCHANTS CORPORATION

(NAME OF THE ISSUER)

FIRST FARMERS AND MERCHANTS CORPORATION

M. DARLENE BAXTER

JONATHAN M. EDWARDS

THOMAS NAPIER GORDON

DALTON M. MOUNGER

TIMOTHY E. PETTUS

PATRICK J. RILEY

MATTHEW M. SCOGGINS, JR.

T. RANDY STEVENS

BRIAN K. WILLIAMS

DR. DAVID S. WILLIAMS

BARRY B. WHITE

ROBERT E. KRIMMEL

 (NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $10.00 PAR VALUE

(TITLE OF CLASS OF SECURITIES)

320148109

(CUSIP NUMBER OF CLASS OF SECURITIES)

ROBERT E. KRIMMEL

CHIEF FINANCIAL OFFICER

FIRST FARMERS AND MERCHANTS CORPORATION

816 SOUTH GARDEN STREET

COLUMBIA, TENNESSEE 38401

(931) 388-3145

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

E. MARLEE MITCHELL, ESQ. RICHARD T. HILLS, ESQ. WALLER LANSDEN DORTCH & DAVIS, LLP 511 UNION STREET, SUITE 2700 NASHVILLE, TENNESSEE 37219 (615) 244-6380

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,422,364	$344.64

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. This amount assumes the acquisition of 113,136 shares of common stock of the subject company estimated to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates for $30.25 per share, excluding amounts paid to any dissenting shareholders.

**

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $344.64	Filing Party: First Farmers and Merchants Corporation

Form or Registration No.: Schedule 14A	Date Filed: March 1, 2016

INTRODUCTION

                This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2016 as amended by Amendment No. 1 filed with the SEC on March 25, 2016, Amendment No. 2 filed with the SEC on March 28, 2016, and Amendment No. 3 filed with the SEC on March 30, 2016, respectively.  This Schedule 13E-3 is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) First Farmers and Merchants Corporation, a Tennessee corporation (“First Farmers”), and (2) each of M. Darlene Baxter, Jonathan M. Edwards, Thomas Napier Gordon, Dalton M. Mounger, Timothy E. Pettus, Patrick J. Riley, Matthew M. Scoggins, Jr., T. Randy Stevens, Brian K. Williams, Dr. David S. Williams, Barry B. White and Robert E. Krimmel.

Item 15   Additional Information

This Schedule 13E-3 relates to the merger of FFMC Merger Corporation, a newly-formed, wholly-owned subsidiary of First Farmers (“merger subsidiary”), with and into First Farmers, with First Farmers being the surviving corporation following the merger pursuant to an Agreement and Plan of Merger, dated as of February 16, 2016 (the “merger agreement”), between First Farmers and merger subsidiary. Merger subsidiary is not a filing party to this Amendment No. 4 to Schedule 13E-3 because it was merged with and into First Farmers, with First Farmers as the surviving corporation.

                This Amendment No. 4 to Schedule 13E-3 is being filed as a final amendment to Schedule 13E-3 to report the results of the Rule 13e-3 transaction described herein, pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Exchange Act.  At an annual meeting of the shareholders of First Farmers held on April 19, 2016 (the “annual meeting”), the shareholders approved and adopted the merger agreement and the transactions contemplated thereby.  The merger became effective on April 19, 2016 upon the filing of the Articles of Merger with the Tennessee Secretary of State (“Effective Time”). At the annual meeting, shareholders also approved the election of the nominees as directors.

                Pursuant to the terms of the merger agreement, (1) each share of First Farmers’ common stock, par value $10.00 per share (“First Farmers common stock”), held by a shareholder who owned, at the Effective Time, fewer than 400 shares of First Farmers common stock was converted into the right to receive $30.25 in cash from First Farmers, and (2) each share of First Farmers common stock held by a shareholder who owned, at the Effective Time, 400 or more shares of First Farmers common stock was not affected by the merger and remains a validly issued and outstanding share of First Farmers common stock after the merger.

2

As a result of the merger, First Farmers has fewer than 1,200 holders of record of its common stock.  Accordingly, First Farmers has filed with the SEC contemporaneously with this Schedule 13E-3 a Form 15 suspending immediately its duty to file periodic reports with the SEC pursuant to Section 13 of the Exchange Act and terminating the registration of its common stock under the Exchange Act.

Item 16   Exhibits

(a)(i)        Definitive Proxy Statement on Schedule 14A, including all appendices thereto, filed by First Farmers with the SEC on March 30, 2016 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii)       Press Release issued by First Farmers on November 20, 2105 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by First Farmers with the SEC on November 20, 2015).

(b)           Not applicable.

(c)(i)        Opinion of Sheshunoff & Co., dated February 23, 2016 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(ii)       Valuation Discussion for the Board of Directors presented by Sheshunoff & Co., dated as of February 16, 2016.*

(c)(iii)      Valuation Discussion for the Board of Directors presented by Sheshunoff & Co., dated as of November 17, 2015.*

(d)           Agreement and Plan of Merger, dated as February 16, 2016, by and between First Farmers and FFMC Merger Corporation (incorporated herein by reference to Appendix A to the Proxy Statement).

(f)            Chapter 23 of the Tennessee Business Corporation Act (incorporated herein by reference to Appendix C of the Proxy Statement).

(g)           Not applicable.

                *  Previously filed.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE	FIRST FARMERS AND MERCHANTS CORPORATION

April 22, 2016	By:	/s/ T. RANDY STEVENS
T. Randy Stevens, Chairman and Chief Executive Officer

POWER OF ATTORNEY

This Schedule 13E-3 has been signed below by the following persons as Filing Persons and on the date indicated.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2016	*
M. Darlene Baxter, Director

Dated: April 22, 2016	*
Jonathan M. Edwards, Director

Dated: April 22, 2016	*
Thomas Napier Gordon, Director

Dated: April 22, 2016	*
Dalton M. Mounger, Director

Dated: April 22, 2016	*
Timothy E. Pettus, Director and Vice Chairman

Dated: April 22, 2016	*
Patrick J. Riley, Director

Dated: April 22, 2016	*
Matthew M. Scoggins, Jr., Director

Dated: April 22, 2016	/s/ T. RANDY STEVENS
T. Randy Stevens, Director, Chairman and Chief Executive Officer

Dated: April 22, 2016	/s/ BRIAN K. WILLIAMS
Brian K. Williams, Director and President

Dated: April 22, 2016	*
Dr. David S. Williams, Director

Dated: April 22, 2016	*
Barry B. White, General Counsel

Dated: April 22, 2016	/s/ ROBERT E. KRIMMEL
Robert E. Krimmel, Chief Financial Officer

*

By Brian K. Williams, as attorney-in-fact, pursuant to a Power of Attorney executed by the persons listed above, which Power of Attorney has previously been filed with the Securities and Exchange Commission.

/s/ BRIAN K. WILLIAMS
Brian K. Williams, Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Definitive Proxy Statement on Schedule 14A, including all appendices thereto, filed by First Farmers with the SEC on March 30, 2016 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii)

Press Release issued by First Farmers on November 20, 2105 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by First Farmers with the SEC on November 20, 2015).

(b)	Not applicable.

(c)(i)	Opinion of Sheshunoff & Co., dated February 23, 2016 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(ii)	Valuation Discussion for the Board of Directors presented by Sheshunoff & Co., dated as of February 16, 2016.*

(c)(iii)	Valuation Discussion for the Board of Directors presented by Sheshunoff & Co., dated as of November 17, 2015.*

(d)	Agreement and Plan of Merger, dated as February 16, 2016, by and between First Farmers and FFMC Merger Corporation (incorporated herein by reference to Appendix A to the Proxy Statement).

(f)	Chapter 23 of the Tennessee Business Corporation Act (incorporated herein by reference to Appendix C of the Proxy Statement).

(g)	Not applicable.

                *  Previously filed.

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